Exhibit 99.5

FORM 13-501F1

CLASS 1 REPORTING ISSUERS AND CLASS 3B REPORTING ISSUERS -

PARTICIPATION FEE

MANAGEMENT CERTIFICATION

I, Lisa Skakun, an officer of the reporting issuer noted below have examined this Form 13-501F1 (the "Form") being submitted hereunder to the Alberta Securities Commission and certify that to my knowledge, having exercised reasonable diligence, the information provided in the Form is complete and accurate.

(Signed – Lisa Skakun)		March 7, 2017

Name:	Lisa Skakun	Date:
Title:	Chief Legal & Administrative Officer

Reporting Issuer Name:	Mogo Finance Technology Inc.

End date of previous financial year:	December 31, 2016

Type of Reporting Issuer:	☒ Class 1 reporting issuer	☐ Class 3B reporting issuer

Highest Trading Marketplace:	Toronto Stock Exchange

Market value of listed or quoted equity securities:

Equity Symbol	MOGO

1st Specified Trading Period (dd/mm/yy)	01/01/2016	to	31/03/2016

Closing price of the security in the class or series on the last trading day of the specified trading period in which such security was listed or quoted on the highest trading marketplace	$2.75	(i)

Number of securities in the class or series of such security outstanding at the end of the last trading day of the specified trading period	18,280,210	(ii)

Market value of class or series	(i) x (ii)	$50,270,577.50	(A)

2nd Specified Trading Period (dd/mm/yy)	01/04/2016	to	30/06/2016

Closing price of the security in the class or series on the last trading day of the specified trading period in which such security was listed or quoted on the highest trading marketplace	$2.00	(iii)

Number of securities in the class or series of such security outstanding at the end of the last trading day of the specified trading period	18,280,210	(iv)

Market value of class or series	(iii) x (iv)	$36,560,420.00	(B)

3rd Specified Trading Period (dd/mm/yy)	01/07/2016	to	30/09/2016

Closing price of the security in the class or series on the last trading day of the specified trading period in which such security was listed or quoted on the highest trading marketplace	$1.45	(v)

Number of securities in the class or series of such security outstanding at the end of the last trading day of the specified trading period	18,280,210	(vi)

Market value of class or series	(v) x (vi)	$26,506,304.50	(C)

4th Specified Trading Period (dd/mm/yy)	01/10/2016	to	31/12/2016

Closing price of the security in the class or series on the last trading day of the specified trading period in which such security was listed or quoted on the highest trading marketplace	$1.92	(vii)

Number of securities in the class or series of such security outstanding at the end of the last trading day of the specified trading period	18,280,210	(viii)

Market value of class or series	(vii) x (viii)	$35,098,003.20	(D)

Average Market Value of Class or Series
(Calculate the simple average of the market value of the class or series of security for each applicable specified trading period (i.e. A through D above))	$37,108,826.30	(1)

(Repeat the above calculation for each other class or series of equity securities of the reporting issuer (and a subsidiary, if applicable) that was listed or quoted on a marketplace at the end of the previous financial year)

Fair value of outstanding debt securities	$0	(2)

(Provide details of how value was determined)

Capitalization for the previous financial year	(1) + (2)	$37,108,826.30

Participation Fee	$1,200

Late fee, if applicable	N/A

Total Fee Payable
(Participation Fee plus Late Fee)	$1,200

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